UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 3, 2022, Polestar Automotive Holding UK PLC (“Polestar”), as borrower, entered into the credit agreement in relation to a USD 800,000,000 term loan facility (the “Term Loan Facility”) with Snita Holding B.V., as original lender and agent (“Snita”). Snita is a wholly-owned subsidiary of Volvo Car AB (publ) and one of Polestar’s affiliates. The Term Loan Facility consists of a term loan denominated in U.S. dollars available for general corporate purposes. The term of the facility is 18 months and the Term Loan Facility is required to be repaid on the final termination date, subject to Snita exercising an option to convert all or part of the loan into shares of Polestar in connection with a QEO at the QEO Conversion Price (such shares, the “Conversion Shares”). A “QEO” refers to an offer of shares (or depositary receipts or other securities representing shares) of any class in the share capital of Polestar, where the proposed capital raising is in an amount equal to at least USD 350,000,000 (or such other amount as the Borrower and Agent may agree from time to time), and in which no fewer than five (or such other number as the Borrower and Agent may agree from time to time) institutional investors participate in the offering. The “QEO Conversion Price” refers to the price per share at which the relevant shares are offered for sale pursuant to the QEO, converted into U.S. dollars (if the offering price is not in U.S. dollars) at the Prevailing Rate (as defined in the Term Loan Facility). Polestar may not reborrow any part of the Term Loan Facility which has been repaid.

The interest rate applicable to borrowings under the Term Loan Facility is Term SOFR (as described in the Term Loan Facility and subject to a zero floor) plus 4.97%. The interest period of the Term Loan Facility is 6 months and default interest is calculated as an additional 1% on the overdue amount. Polestar may voluntarily prepay loans or reduce commitments under the Term Loan Facility, in whole or in part, subject to minimum amounts and subject to any Break Costs (as defined in the Term Loan Facility), with prior notice but without premium or penalty. Polestar has an obligation to prepay the loan on the occurrence of a change of control or illegality.

Polestar’s obligations under the Term Loan Facility are not guaranteed or secured. The Term Loan Facility contains customary negative covenants, including, but not limited to, restrictions on Polestar’s ability to make certain acquisitions, loans and guarantees. The Term Loan Facility also contains certain affirmative covenants, including, but not limited to, certain information undertakings and access to senior management.

The Term Loan Facility contains certain customary representations and warranties, subject to certain customary materiality, best knowledge and other qualifications, exceptions and baskets, and with certain representations and warranties being repeated, including: (i) status; (ii) binding obligations; (iii) non-conflict with constitutional documents, laws or other obligations; (iv) power and authority; (v) validity and admissibility in evidence; (vi) governing law and enforcement; (vii) ranking; and (viii) financial information.

The Term Loan Facility provides that, upon the occurrence of certain events of default, Polestar’s obligations thereunder may be accelerated. Such events of default include payment defaults to Snita thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-acceleration with respect to our other indebtedness, corporate arrangement, winding-up, liquidation or similar proceedings, creditors’ process affecting assets over a certain minimum amount, and other customary events of default. The Term Loan Facility is governed by English law.

Polestar has granted Snita customary registration rights with respect to any Conversion Shares that Snita might receive in connection with a QEO and has agreed, within 90 days following a QEO Conversion Date (as defined in the Term Loan Facility), to file a new shelf registration statement on Form F-1 in view of registering the resale of any Conversion Shares and cause such registration statement to become effective as soon as practicable after such filing. Further, should Polestar, its directors and executive officers enter into lock-up agreements in connection with a QEO, Snita or any of its successors under the Term Loan Facility agree to enter into lock-up agreements in a form to be agreed with Polestar and its financial advisors and customary for a follow-on offering, restricting the disposition or hedging of any Conversion Shares being issued in connection with such QEO for a period of 90 days (or such shorter period of time as applicable to Polestar, its directors and executive officers) following such QEO Conversion Date.

A copy of the Term Loan Facility is included in this Report on Form 6-K as Exhibit 10.1 and the foregoing description of the Term Loan Facility is qualified in its entirety by reference thereto.

Exhibit 10.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

10.1	Term Loan Facility, dated November 3, 2022, by and between Polestar Automotive Holding UK PLC, as borrower, and Snita Holding B.V., as original lender and agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: November 3, 2022	By:	/s/ Thomas Ingenlath
	Name:	Thomas Ingenlath
	Title:	Chief Executive Officer

	By:	/s/ Johan Malmqvist
	Name:	Johan Malmqvist
	Title:	Chief Financial Officer

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